WATTS INDUSTRIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)

1.	In the opinion of management, the accompanying unaudited, consolidated financial statements contain all necessary adjustments, consisting only of adjustments of a normal recurring nature, to present fairly Watts Industries, Inc.'s Consolidated Balance Sheet as of December 31, 1998, its Consolidated Statements of Income for the three and six months ended December 31, 1998 and 1997, and its Consolidated Statements of Cash Flows for the six months ended December 31, 1998 and 1997.

	The balance sheet at June 30, 1998 has been derived from the audited financial statements at that date. Certain amounts have been reclassified to conform with the fiscal 1999 presentation. The accounting policies followed by the Company are described in the June 30, 1998 financial statements which are contained in the Company's 1998 Annual Report. It is suggested that these financial statements be read in conjunction with the financial statements and notes included in the 1998 Annual Report to Stockholders.

2.	On December 15, 1998 the Company announced that it plans to separate its industrial, oil and gas business from its plumbing and heating and water quality business. To accomplish this separation, the Company will continue its existing plumbing and heating and water quality business and will transfer the industrial, oil and gas business to a new subsidiary. The Company will then spin off the new subsidiary to the Watts' stockholders in the form of a pro-rata stock dividend. Completion of the spin-off will be subject to certain conditions, including receipt from the Internal Revenue Service of a Private Letter Ruling ("PLR") as to the tax-free treatment of the spin-off, necessary governmental approvals, and any required consents of third parties. Subject to such conditions, the spin-off will be completed following receipt of the PLR, which the Company currently expects to receive in the third calendar quarter of 1999.

	Accordingly, the Company is treating its industrial, oil and gas business as a discontinued operation effective with the quarter ended December 31, 1998.

	The following table summarizes the results of operations of the industrial, oil and gas group:

                             							Three Months Ended December 31,
                                 								   1998		   1997

	Sales, Net	                         					$84,747	 $67,354
	Costs and Expenses					                   78,187	  57,860
                                          -------  -------
	Income Before Income Taxes				             6,560	   9,494
	Income Taxes						                         2,636	   3,498
                                          -------  -------
	Income from Discontinued Operations	   	$  3,924 	$ 5,996
                                         ========  =======

                           							   Six  Months Ended December 31,
								                                     1998		   1997

	Sales, Net                         						$165,403	$134,975
	Costs and Expenses					                   151,108	 115,571
                                          -------- ---------
	Income Before Income Taxes				             14,295   19,404
	Income Taxes						                          5,876    7,114
                                          -------- ---------
	Income from Discontinued Operations	  	  $  8,419 $ 12,290
                                          ======== ========

Net assets reported in the accompanying consolidated balance sheets consist of the following:

                                            							December 31,		June 30,
							      1998		  1998

	Accounts Receivable                            			$  56,470		$ 53,565
	Inventories					                                    104,467		  86,852
	Other Current Assets				                             21,905     9,483
	Accounts Payable				                                (23,601)  (26,966)
	Other Current Liabilities			                        (41,419)  (30,697)
                                                   ---------  --------
	Net Current Assets			                            	$ 117,822		$ 92,237
                                                   =========  ========

	Property, Plant and Equipment		                   $  68,200		$ 55,629
	Goodwill					                                        97,930		  36,006
	Other Noncurrent Assets			                            6,924		   3,911
	Long-Term Debt, Net of Current Portion	            (107,272)  (43,735)
	Other Noncurrent Liabilities			                    ( 19,660)	 (13,468)
                                                   ---------  --------
	Net Noncurrent Assets		                          	$  46,122	 $ 38,343
                                                   =========  ========

	The Company presently expects to incur approximately $5,000,000 of direct costs from the spin-off transaction and has accrued such a liability at December 31, 1998. As required by APB Opinion No. 30, the Company has also accrued the amount of future operating income from its industrial, oil and gas business necessary to fully offset these costs. This accrual of future income is required because the Company expects income from these businesses during the period between January 1, 1999 and completion of the spin-off will exceed the direct costs of the spin-off transaction.

3.	The following tables set forth the reconciliation of the calculation of earnings per share per SFAS 128:

                        						    For the Three Months Ended December 31, 1998
					 	                                Income	     Shares	       Per Share
					                               	(Numerator) (Denominator)    Amount
Basic EPS
Income from Continuing Operations		 $ 7,332,000   26,855,002	      	$.27
Income from Discontinued Operations   3,924,000		                    .15
                                    -----------                     ----
Net Income		                  		   	$11,256,000                 				$.42

Effect of Dilutive Securities
Common Stock Equivalents			                   -		     98,620
                                    -----------   ----------        ----
Diluted EPS		                    			$11,256,000	 	26,953,622	      	$.42
                                    ===========   ==========        ====

                        						    For the Six Months Ended December 31, 1998
					 	                               Income	      Shares	       Per Share
                             						 (Numerator)  (Denominator)    Amount
Basic EPS
Income from Continuing Operations		$15,225,000	  	26,935,240	      	$.57
Income from Discontinued Operations  8,419,000			                    .31
                                   -----------    ----------        ----
Net Income			                    		$23,644,000			                 		$.88

Effect of Dilutive Securities
Common Stock Equivalents			                  -		     126,708
                                   -----------    ----------        ----
Diluted EPS				                   	$23,644,000	  	27,061,948	      	$.87
                                   ===========    ==========        ====

Options to purchase 1,083,553 shares and 838,700 shares of common stock at prices ranging from $18.44 to $25.38 were outstanding during the three-month and six-month periods ended December 31, 1998, respectively. These options were not included in the related computations of diluted EPS since the exercise price of the options was greater than the average market price of the common shares during those respective periods.

                                  For the Three Months Ended December 31, 1997
   		 	                               Income	      Shares	      Per Share
	 			                              	(Numerator)  (Denominator)    Amount
Basic EPS
Income from Continuing Operations	  $ 7,613,000		27,059,430	       $.28
Income from Discontinued Operations	  5,996,000                     .22
                                   ------------                    ----
Net Income			                     		$13,609,000               					$.50

Effect of Dilutive Securities
Common Stock Equivalents			                   -		   363,787
                                    -----------  ----------        ----
Diluted EPS				                    	$13,609,000		27,423,217	      	$.50
                                    ===========  ==========        ====

                                   For the Six Months Ended December 31, 1997
					 	                              Income        Shares	      Per Share
						                             (Numerator)	  (Denominator)    Amount
Basic EPS
Income from Continuing Operations		$14,939,000		27,041,929	       $	.55
Income from Discontinued Operations 12,290,000			                   .46
                                   -----------                     ----
Net Income				                    	$27,229,000               					$1.01

Effect of Dilutive Securities
Common Stock Equivalents			                  -		   319,289
                                   -----------  ----------        -----
Diluted EPS				                   	$27,229,000		27,361,218	      	$1.00
                                   ===========  ==========        =====

At December 31, 1997, there were no outstanding options to purchase shares of common stock with exercise prices greater than the average market price of the common shares during the three-month and six-month periods then ended.

4.	During December 1997, the Company sold a small Italian valve manufacturing division which was not part of the Company's core business. The division's sales for the three-month and six-month periods ended December 31, 1997 were $2,074,000 and $3,386,000, respectively.

5.	The Company uses foreign currency forward exchange contracts to reduce the impact of currency fluctuations on certain anticipated purchase transactions that are expected to occur within the fiscal year and other known currency exposures. The notional amount of such contracts and the related realized and unrealized gains and losses as of December 31, 1998 are not material.

6.	Effective July 1, 1998, the Company was required to adopt Statement of
Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and presentation of comprehensive income and its components in financial statements. Accumulated other comprehensive income in the consolidated balance sheets as of December 31, 1998 and June 30, 1998 consists of cumulative translation adjustments. The Company's total comprehensive income was as follows:

						                             	 Three Months Ended December 31,
                                      								1998	     	1997

	Income from Continuing Operations          	$7,332   	$ 7,613
	Income from Discontinued Operations	         3,924	     5,996
	Foreign Currency Translation Adjustments	   (1,547)	   (2,141)
                                             ------    -------
	Total Comprehensive Income                 	$9,709   	$11,468
                                             ======    =======

 Six Months Ended December 31,
								1998		1997

	Income from Continuing Operations         	$15,225   	$14,939
	Income from Discontinued Operations	         8,419	    12,290
	Foreign Currency Translation Adjustments	    3,515	    (2,089)
                                            -------    -------
	Total Comprehensive Income                	$27,159   	$25,140
                                            =======    =======

7.	Contingencies and Environmental Remediation

Contingencies

	In April 1998, the Company became aware of a complaint that was filed under seal in the State of California alleging violations of the California False Claims Act. The complaint alleges that a former subsidiary of the Company sold products utilized in municipal water systems which failed to meet contractually specified standards and falsely certified that such standards had been met. The complaint further alleges that the municipal entities have suffered tens of millions of dollars in damages as a result of defective products and seeks treble damages, reimbursement of legal costs and penalties. The complaint was amended on November 4, 1998 to include additional municipal entities, consisting of the East Bay Municipal Utility District, the San Gabriel Valley Municipal Water District, and 31 cities in the State of California. The amended complaint alleges that the additional municipal entities have also suffered damages and also seeks treble damages, legal costs, attorneys' fees and civil penalties. On December 9, 1998, the Los Angeles Department of Water and Power ("LADWP") filed a Complaint in Intervention which incorporated the amended complaint and added claims for breach of contract, fraud and deceit-negligent misrepresentation and unjust enrichment. The Company intends to vigorously contest this matter but cannot presently determine whether any loss will result from it. Other lawsuits and proceedings or claims, arising from the ordinary course of operations, are also pending or threatened against the Company and its subsidiaries. With respect to these other litigation matters, the Company has established reserves which it presently believes are adequate in light of probable and estimable exposure to pending and threatened litigation of which it has knowledge. Also see Part II, Item 1.

Environmental Remediation

	The Company has been named a potentially responsible party with respect to identified contaminated sites. The level of contamination varies significantly from site to site as do the related levels of remediation efforts. Environmental liabilities are recorded based on the most probable cost, if known, or on the estimated minimum cost of remediation. The
Company's accrued estimated environmental liabilities are based on assumptions which are subject to a number of factors and uncertainties. Circumstances which can affect the reliability and precision of these estimates include identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation and the time period over which remediation may occur. The Company recognizes changes in estimates as new remediation requirements are defined or as new information becomes available. The Company estimates that its accrued environmental remediation liabilities will likely be paid over the next five to ten years. Also see Part II, Item 1.


Item 2.	  WATTS INDUSTRIES, INC. AND SUBSIDIARIES
	  Management's Discussion and Analysis of Financial Condition and Results of Operations

	On December 15, 1998 the company announced its plan to spin off its industrial, oil and gas business through a pro-rata stock dividend. Accordingly, the Company is now required to treat this industrial, oil and gas business as a discontinued operation for accounting purposes. Please see Note 2 to the Notes to the Consolidated Financial Statements for a discussion of the spin-off.

Results of Operations
Three Months Ended December 31, 1998 Compared to
Three Months Ended December 31, 1997


Net sales for continuing operations increased $2,466,000 (2.2%) to $114,310,000. This increase in net sales is primarily attributable to increased unit shipments of domestic plumbing and heating valves. Last year's sales included approximately $2,100,000 for product lines which the Company subsequently divested. Shipments of European plumbing and heating valves were consistent with last year.

Gross profit increased $337,000 (0.8%) but decreased as a percentage of net sales from 36.2% to 35.7%. The gross margin percentage decrease is due to decreased absorption of fixed manufacturing expenses associated with the Company's domestic inventory reduction in the current fiscal quarter. This decrease was partially offset by reduced material costs. The Company had an inventory increase during the comparable period last fiscal year.

	Selling, general and administrative expenses increased $1,185,000 (4.3%) to $29,035,000. This increase is primarily attributable to increased variable selling expenses including commissions and advertising, as well as increased costs associated with the Company's new information system.

	Interest expense decreased $432,000 (28.0%) to $1,115,000. This decrease is due to decreased levels of long-term debt.

	Net income from continuing operations decreased $281,000 (3.7%) to $7,332,000. This decrease is primarily attributable to the decreased gross margin percentage.

Income from discontinued operations net of taxes decreased $2,072,000
(34.6%) to $3,924,000. This decrease is primarily attributable to decreased sales and decreased unit pricing in the Company's oil and gas subsidiaries. These subsidiaries were adversely impacted by low energy prices which significantly decreased demand for the Company's oil and gas products. Domestic oil and gas valves experienced a sales decline of 30%. The competition for the remaining business caused abnormally low pricing realization and the reduced manufacturing levels caused a loss of overhead absorption of fixed expenses. Sales of international oil and gas valves will start to lag last year's performance during the second half of our fiscal year as new project awards have significantly slowed owing to market conditions. Please see Note 2 of the Notes to the Consolidated Financial Statements for a discussion on the Company's intention to spin off its industrial, oil and gas business.

The changes in foreign exchange rates had an immaterial effect on net income for the three months ended December 31, 1998.

Results of Operations
Six Months Ended December 31, 1998 Compared to
Six Months Ended December 31, 1997


Net sales increased $3,896,000 (1.7%) to $227,579,000. This increase is primarily attributable to increased unit shipments of domestic plumbing and heating valves. Last year's sales included approximately $3,400,000 for product lines which the Company subsequently divested. Shipments of European plumbing and heating valves were consistent with last year. The change in foreign exchange rates had an immaterial effect on the year-to-date sales.

Gross profit increased $260,000 (0.3%) to $81,919,000 but decreased as a percentage of net sales from 36.5% to 36.0%. The decrease is primarily attributable to decreased absorption of fixed manufacturing expenses due to the Company's domestic inventory reduction program. This decrease was partially offset by reduced material costs. The Company experienced an inventory increase in the previous fiscal year.

	Selling, general and administrative expenses increased $1,258,000 (2.3%) to $56,798,000. This increase is primarily attributable to increased costs associated with the Company's new information technology systems and increased research and development expenditures.

	Other expense decreased $693,000 (61.5%) to $434,000. This decrease is primarily attributable to decreased foreign exchange expense.

	Net income from continuing operations increased $286,000 (1.9%) to $15,225,000.

Income from discontinued operations net of taxes decreased $3,871,000
(31.5%) to $8,419,000. This decrease is primarily attributable to decreased sales and decreased unit pricing in the Company's oil and gas subsidiaries. These subsidiaries were adversely impacted by low energy prices which significantly decreased demand for the Company's oil and gas products. Domestic oil and gas valves experienced a sales decline of 30%. The competition for the remaining business caused abnormally low pricing realization and the reduced manufacturing levels caused a loss of overhead absorption of fixed expenses. Sales of international oil and gas valves will start to lag last year's performance during the second half of our fiscal year as new project awards have significantly slowed owing to market conditions. Please see Note 2 of the Notes to the Consolidated Financial Statements for a discussion on the Company's intention to spin off its industrial, oil and gas business.

The changes in foreign exchange rates had an immaterial effect on net income for the six months ended December 31, 1998.

Liquidity and Capital Resources

	During the six-month period ended December 31, 1998, the Company generated $35,095,000 in cash flow, from continuing operations, which was principally used to fund capital expenditures of $7,542,000, pay down debt, and fund the Company's stock buy-back program. These capital expenditures were primarily for manufacturing machinery and equipment as part of the Company's commitment to continuously improve its manufacturing capabilities. The Company's capital expenditure budget for continuing operations for fiscal 1999 is approximately $21,000,000.

	During the six months ended December 31, 1998, the Company purchased 215,500 shares of its Class A Common Stock in open market purchases, as part of its previously announced stock buy-back program. Total funds used to purchase these shares were $3,871,000. During the same six- month period, the company retired 305,500 shares previously repurchased and recorded as Treasury Stock. Subsequent to the quarter ended December 31, 1998 the Company purchased an additional 200,000 shares for an aggregate purchase price of $2,842,000. The Company's Board of Directors has authorized the purchase of an additional 500,000 shares of its Class A Common Stock during the next 12 months.

	The Company has available an unsecured $125,000,000 line of credit which expires on March 27, 2003. The Company's intent is to utilize this credit facility to support the Company's acquisition program, working capital requirements of acquired companies and for general corporate purposes. As of June 30, 1998, $19,000,000 was borrowed under this line of credit. As of December 31, 1998, $78,000,000 was borrowed under this line of credit. The change in the outstanding borrowing is primarily attributable to the Company's acquisition program.

The ratio of current assets to current liabilities was 3.8 to 1 at December 31, 1998 and 3.9 to 1 at June 30, 1998. Cash and short-term investments were $14,613,000 at December 31, 1998 compared to $10,767,000 at June 30, 1998. Debt as a percentage of total capital employed was 17.8% at December 31, 1998 compared to 17.0% at June 30, 1998. At December 31, 1998, the Company was in compliance with all covenants related to its existing debt.

The Company anticipates that available funds and those funds provided from current operations will be sufficient to meet current operating requirements and anticipated capital expenditures for at least the next 24 months.

The Company from time to time is involved with product liability, environmental proceedings and other litigation proceedings and incurs costs on an ongoing basis related to these matters. The Company has not incurred material expenditures in fiscal 1999 in connection with any of these matters. See Part II, Item 1, Legal Proceedings.

   	The Company has developed a comprehensive global plan to assess and address in a timely manner its information systems including customer service, production, distribution and financial systems in conjunction with the year 2000. A significant portion of the Company's year 2000 issues are being addressed as part of its program to upgrade its information systems which the Company had committed to regardless of the year 2000 issue. This program commenced in fiscal 1997 and should be substantially complete by the end of fiscal 1999. The Company has spent approximately $8,700,000 on computer hardware and software for this information systems upgrade program and expects to spend approximately $1,100,000 on additional similar costs to complete the upgrade. If it becomes necessary to dedicate additional financial and other resources to complete the Company's information systems upgrade program by the end of fiscal year 1999, or shortly thereafter, the Company will do so.

The Company is also communicating with its suppliers, distributors and others with whom it conducts business to coordinate year 2000 compliance and to identify alternative sources of supply for its materials. The implementation of these plans is not expected to have a material adverse effect on the results of operations or the financial condition of the Company. The Company presently believes alternative sources of supply will be available in the event of unforeseen year 2000 compliance issues that affect suppliers' abilities to fulfill requirements. If production and other plans need to be modified because of unforeseen year 2000 issues at distributors and others with whom the Company conducts business, the Company will do so when the need for such modification becomes apparent.

If the Company or its suppliers, distributors or others with whom it conducts business are unable to identify and address the system issues related to year 2000 risk on a timely basis, there could be a material adverse effect on its results of operations and financial condition.

On January 1, 1999, 11 of the 15 member countries of the European Union adopted the Euro as their common legal currency and established fixed conversion rates between their existing sovereign currencies and the Euro.
The Euro trades on currency exchanges and is available for non-cash transactions. The introduction of the Euro will affect the Company as the Company has manufacturing and distribution facilities in several of the member countries and trades extensively across Europe. The long-term competitive implications of the conversion are currently being assessed by the Company, however, the Company will experience an immediate reduction in the risks associated with foreign exchange. At this time, the Company is not anticipating that any significant costs will be incurred due to the introduction and conversion to the Euro.

	The Company uses foreign currency forward exchange contracts to reduce the impact of currency fluctuations on certain intercompany purchase transactions that will occur within the fiscal year and other known foreign currency exposures. The notional amount of such contracts and the related realized and unrealized gains and losses as of December 31, 1998 are not material.

	Certain statements contained herein are forward looking. Many factors could cause actual results to differ from these statements, including loss of market share through competition; introduction of competing products by other companies; pressure on prices from competitors, suppliers, and/or customers; regulatory obstacles; lack of acceptance of new products; changes in the plumbing and heating and oil and gas markets; changes in global demand for the Company's products; changes in distribution of the Company's products; interest rates; foreign exchange fluctuations; cyclicality of industries in which the Company markets certain of its products and general and economic factors in markets where the Company's products are sold, manufactured or marketed; and other factors discussed in the Company's reports filed with the Securities and Exchange Commission.

	Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosures about Segments of an Enterprise and Related Information, and SFAS No. 132, Employers Disclosures About Pensions and Other Post-Retirement Benefits, become effective during fiscal year 1999 and will be adopted accordingly. Since these new standards require only additional disclosure, adoption will have no effect on the Company's results of operation or financial condition.

	SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, becomes effective in fiscal year 2000. This new standard will require the Company to recognize all derivative instruments as either assets or liabilities at fair value in its consolidated balance sheet. The Company is currently evaluating the effect of this new standard.

Part II.  Other Information

Item 1.   Legal Proceedings

The Company, like other worldwide manufacturing companies, is subject to a variety of potential liabilities connected with its business operations, including potential liabilities and expenses associated with possible product defects or failures and compliance with environmental laws and other litigation matters.

James Jones Litigation

	On June 25, 1997, Nora Armenta, as a relator for the State of California, filed a civil action in the Superior Court of California for the County of Los Angeles against the Company and three other defendants. The complaint, which was filed under seal, was brought pursuant to the qui tam provision of the California False Claims Act, Cal. Govt. Code 12650 et seq ("False Claims Act"). The Company became aware of the complaint in April 1998, after the seal was lifted. The relator is a former employee of a former subsidiary of the Company.

	The complaint alleged that a former subsidiary of the Company sold products utilized in municipal water systems which failed to meet contractually specified standards and falsely certified that such standards had been met. The only municipal water system specifically identified in the original complaint was the Los Angeles Department of Water and Power ("LADWP"). The relator alleged that municipal entities have suffered tens of millions of dollars in damages as a result of their purchase of these products. The relator also sought treble damages, legal costs, attorneys' fees, and civil penalties. In May 1998, the Company and the other defendants filed a demurrer to the complaint. On July 21, 1998, the Court sustained the demurrer and gave the relator forty five (45) days to file an amended complaint. This deadline was subsequently extended to November 4, 1998.

	On November 4, 1998, the relator filed an amended complaint ("First Amended Complaint") under the False Claims Act. In the First Amended Complaint, the relator brings her action on behalf of the LADWP as well as additional municipal entities, consisting of the East Bay Municipal Utility District, the San Gabriel Valley Municipal Water District, and 31 cities in the State of California. The relator alleges that the Company's former subsidiary sold products which did not meet contractually specified standards used by each of these entities in their water systems and falsely certified such standards had been met. In addition to the damages alleged to have been suffered by the LADWP, the relator claims that the additional municipal entities have also suffered damages as a result of their purchase of these products. The relator also seeks treble damages, legal costs, attorneys' fees, and civil penalties under the False Claims Act.

On December 9, 1998, the LADWP filed a Complaint-in-Intervention which incorporated the relator's First Amended Complaint and added claims for breach of contract, fraud and deceit--negligent misrepresentation and unjust enrichment. The Complaint-in-Intervention seeks past and future reimbursement costs, punitive damages, contract difference in value damages, treble damages and civil penalties under the False Claims Act and costs of suit. The Company and other defendants have filed demurrers and a motion to strike which are presently scheduled to be heard on March 19, 1999. To date, no other entity has indicated that it intends to intervene in this action. The Company intends to vigorously contest this matter, and discovery is currently under way. Presently, the Company cannot determine whether any loss will result from this action. See Note 7 of the Notes to the Consolidated Financial Statements.

Product Liability

	Leslie Controls, Inc. and Spence Engineering Company, both subsidiaries of the Company, are involved as third-party defendants in various civil product liability actions pending in the U.S. District Court, Northern
District of Ohio. The underlying claims have been filed by present or former employees of various shipping companies for personal injuries allegedly received as a result of exposure to asbestos. The shipping companies contend that they installed in their vessels certain valves manufactured by Leslie Controls and/or Spence Engineering which contained asbestos. Leslie Controls is also a defendant in two similar matters pending in Superior Court of California, San Francisco County. The Company maintains product liability and other insurance coverage which it believes to be generally in accordance with industry practices. Nonetheless, such insurance coverage may not be adequate to protect the Company fully against substantial damage claims which may arise from product defects and failures. Coverage with respect to these matters has been disputed by certain of the carriers and, therefore, recovery is questionable, a factor which the Company has considered in its evaluation of these matters. Based on facts presently known to it, the Company does not believe the outcome of these proceedings will have a material adverse effect on its financial condition or results of operations.

Environmental

	Certain of the Company's operations generate solid and hazardous wastes, which are disposed of elsewhere by arrangement with the owners or operators of disposal sites or with transporters of such waste. The Company's foundry and other operations are subject to various federal, state and local laws and regulations relating to environmental quality. Compliance with these laws and regulations requires the Company to incur expenses and monitor its operations on an ongoing basis. The Company cannot predict the effect of future requirements on its capital expenditures, earnings or competitive position due to any changes in federal, state or local environmental laws, regulations or ordinances.

	The Company is currently a party to or otherwise involved with various administrative or legal proceedings under federal, state or local environmental laws or regulations involving a number of sites, in some cases as a participant in a group of potentially responsible parties ("PRPs").
Three of these sites, the Sharkey and Combe Landfills in New Jersey, and the San Gabriel Valley/El Monte, California water basin site, are listed on the National Priorities List. With respect to the Sharkey Landfill, the Company has been allocated .75% of the remediation costs, an amount which is not material to the Company. No allocations have been made to date with respect to the Combe Landfill or San Gabriel Valley sites. The EPA has formally notified several entities that they have been identified as being potentially responsible parties with respect to the San Gabriel Valley site. As the Company was not included in this group, its potential involvement in this matter is uncertain at this point given that either the PRPs named to date or the EPA could seek to expand the list of potentially responsible parties. In addition to the foregoing, the Solvent Recovery Service of New England site and the Old Southington landfill site, both in Connecticut, are on the National Priorities List, but, with respect thereto, the Company has resort to indemnification from third parties and based on currently available information, the Company believes it will be entitled to participate in a de minimis capacity.

	With respect to the Combe Landfill, the Company is one of approximately 30 potentially responsible parties. The Company and all other PRPs received a Supplemental Directive from the New Jersey Department of Environmental Protection & Energy in 1994 seeking to recover approximately $9 million in the aggregate for the operation, maintenance, and monitoring of the implemented remedial action taken up to that time in connection with the Combe Landfill North site. Certain of the PRPs, including the Company, are currently negotiating with the state. The Company and certain of the remaining PRPs have recently entered into a Consent Order with the U.S. Environmental Protection Agency to settle the federal exposure for this site in return for a non-material payment.

During the quarter ending March 31, 1998, the Company received an administrative order from the New Hampshire Department of Environmental Services (the "NH DES") with respect to certain regulatory issues concerning its Franklin, New Hampshire operation. The Company has recently entered into an amended administrative order with the NH DES and has withdrawn its appeal of this matter. The state agency has not as of yet issued any fines or penalties in connection with this matter.

Based on facts presently known to it, the Company does not believe that the outcome of these environmental proceedings will have a material adverse effect on its financial condition or results of operations. Given the nature and scope of the Company's manufacturing operations, there can be no assurance that the Company will not become subject to other environmental proceedings and liabilities in the future which may be material to the Company. See Note 7 of the Notes to the Consolidated Financial Statements.

Other Litigation

	Other lawsuits and proceedings or claims, arising from the ordinary course of operations, are also pending or threatened against the Company and its subsidiaries. Based on the facts currently known to it, the Company does not believe that the ultimate outcome of these other litigation matters will have a material adverse effect on its financial condition or results of operation. See Note 7 of the Notes to the Consolidated Financial Statements.

Item 4.	  Submission of Matters to a Vote of Security Holders

(a) The Annual Meeting of Stockholders of the Company was held on October 20, 1998.
(c) The results of the voting on the proposals considered at the Annual Meeting of Stockholders were as follows:

	1.  Election of Directors

	Timothy P. Horne, David A. Bloss, Sr., Kenneth J. McAvoy, Noah T. Herndon, Gordon W. Moran and Daniel J. Murphy were each elected as a Director of the Company for a term expiring at the next Annual Meeting of Stockholders.

	The voting results were as follows:

	Mr. T. Horne 	 106,425,250 votes FOR	11,062,349 votes WITHHELD
	Mr. D. Bloss  	106,425,800 votes FOR	11,061,799 votes WITHHELD
	Mr. K. McAvoy 	106,425,700 votes FOR	11,061,899 votes WITHHELD
	Mr. N. Herndon	106,423,505 votes FOR	11,064,094 votes WITHHELD
	Mr. G. Moran  	106,425,110 votes FOR	11,062,489 votes WITHHELD
	Mr. D. Murphy	 106,426,170 votes FOR	11,061,429 votes WITHHELD

	2.  Ratification of Independent Auditors

	The selection of KPMG Peat Marwick LLP as the independent auditors of the Company for the current fiscal year was ratified and the voting results were as follows:

	117,444,427 votes FOR   30,704 votes WITHHELD   12,468 votes ABSTAINED
	 0 Broker Non-votes


	3.  Shareholder Proposal 1

	The proposal to request that the Company's Board of Directors take the steps necessary to amend and restate the Company's Amended and Restated Certificate of Incorporation to provide for one class of Common Stock having one vote per share was rejected and the voting results were as follows:

	22,047,507 votes FOR    93,275,941 votes AGAINST    42,702 votes ABSTAINED
	2,121,449 Broker Non-votes

4.  Shareholder Proposal 2

	Shareholder Proposal 2, which was not timely delivered to the Company for inclusion in the Proxy Statement, was brought before the Annual Meeting for consideration by the shareholders. On this proposal to request that the Board of Directors consider various alternatives to enhance the value of Class A Common Stock and to also consider the advisability of adopting a differential dividend for Class A Common Stock, with a premium over any Class B Common Stock so long as the Class B Common Stock super voting provisions continue to exist was rejected and the voting results were as follows:

	10,489,330 votes FOR	90,838,800 votes AGAINST

Item 6.   Exhibits and Reports on Form 8-K

(a)  The exhibits are furnished elsewhere in this report.

(b) A report on Form 8-K was filed with the Securities and Exchange Commission on December 17, 1998. The following item was reported on:

	(1)  Item 5.  Other Events.  There were no financial statements filed.

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



							WATTS INDUSTRIES, INC.



Date:	February 15, 1999              By: 	/s/ Timothy P. Horne
			                                      	Timothy P. Horne
							                                  	Chairman and Chief Executive Officer



Date: February 15, 1999             	By: /s/ Kenneth J. McAvoy
	                                       	Kenneth J. McAvoy
	                                        Chief Financial Officer and Treasurer


EXHIBIT INDEX


Listed and indexed below are all Exhibits filed as part of this report.

Exhibit No.	Description

3.1	 	Restated Certificate of Incorporation, as amended.  (1)

3.2 		Amended and Restated By-Laws.  (2)

11  		Computation of Earnings per Share (3)

27  		Financial Data Schedule*

27.1		Restated Financial Data Schedule - September 30, 1998*

27.2		Restated Financial Data Schedule - June 30, 1998*

27.3		Restated Financial Data Schedule - December 31, 1997*

(1)	Incorporated by reference to the relevant exhibit to the Registrant's
Annual Report on Form 10-K filed with the Securities and Exchange
Commission on September 28, 1995.

(2)	Incorporated by reference to the relevant exhibit to the Registrant's
Current Report on Form 8-K filed with the Securities and Exchange
Commission on May 15, 1992.

(3)	Incorporated by reference to the Notes to Consolidated Financial
Statements, Note 3, of this Report.

*Filed herewith.